

SE 16012621 ...SSION
..., D.C. 20549

SEC Mail Processing Section
FEB 29 2016
Washington DC
404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36915

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Portfolio Brokerage Services, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1801 California Street, 23rd Floor
(No and Street)

Denver (City) CO (State) 80202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dale Seier (303)824-8175
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

200 East Randolph Drive, Suite 5500 (Address) Chicago (City) Illinois (State) 60601-6436 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dale J. Seier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Portfolio Brokerage Services, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Vice President - Treasurer

Title

Notary Public


Matthew Edward Raukar
Notary Public
State of Colorado
Notary ID 20154032487
My Commission Expires August 17, 2019

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PORTFOLIO BROKERAGE SERVICES, INC.

Financial Statements and Supplemental Schedules

December 31, 2015

(With Report of Independent Registered Public Accounting Firm Thereon)

These financial statements and schedules should be deemed confidential pursuant to subparagraph (e) (3) of Rule 17a-5 of the Securities Exchange Commission.

PORTFOLIO BROKERAGE SERVICES, INC.

Table of Contents



KPMG LLP
Aon Center
Suite 5500
200 East Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Shareholder
Portfolio Brokerage Services, Inc:

We have audited the accompanying statement of financial condition of Portfolio Brokerage Services as of December 31, 2015, and the related statement of operations, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Portfolio Brokerage Services, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

Chicago, Illinois
February 26, 2016

PORTFOLIO BROKERAGE SERVICES, INC.

Statement of Financial Condition

December 31, 2015

Assets

Cash and cash equivalents	$	868,943
Deposits with clearing organizations		515,194
Receivables from affiliates		345,413
Deferred tax assets, net		38,827
Other assets		68,139
Total assets	$	1,836,516

Liabilities and Shareholder's Equity

Accounts payable	$	13,847
Accrued expenses		39,994
Payable to clearing organizations		5,600
Other liabilities		35,282
Total liabilities		94,723
Shareholder's Equity:		
Common stock, $0.01 par value; authorized 100,000 shares; issued and outstanding 1,000 shares		10
Additional paid-in capital		1,205,190
Retained earnings		536,593
Total shareholder's equity		1,741,793
Total liabilities and shareholder's equity	$	1,836,516

See accompanying notes to financial statements.

PORTFOLIO BROKERAGE SERVICES, INC.

Statement of Operations

Year ended December 31, 2015

Revenues:		
Brokerage fees and commissions	$	1,022,291
Other income		1,045
Total revenues		1,023,336
Expenses:		
Data processing		315,647
Compensation and related benefits		370,511
Clearing and related fees		115,214
Management fees		120,000
Regulatory costs		51,191
Communications		18,001
Occupancy and equipment costs		6,000
Other expenses		47,778
Total expenses		1,044,342
Loss before income tax benefit		(21,006)
Income tax benefit		7,493
Net loss	$	(13,513)

See accompanying notes to financial statements.

PORTFOLIO BROKERAGE SERVICES, INC.

Statement of Changes in Shareholder's Equity

Year ended December 31, 2015

	Shares		Amount	Additional paid-in capital	Retained earnings	Total shareholder's equity
Balance, December 31, 2014	1,000	$	10	1,205,190	550,106	1,755,306
Net loss	—		—	—	(13,513)	(13,513)
Balance, December 31, 2015	1,000	$	10	1,205,190	536,593	1,741,793

See accompanying notes to financial statements.

PORTFOLIO BROKERAGE SERVICES, INC.

Statement of Cash Flows

Year ended December 31, 2015

Cash flows from operating activities:		
Net loss	$	(13,513)
Adjustments to reconcile net loss to net cash used in operating activities:		
Deferred income taxes, net		(6,354)
Changes in operating assets and liabilities:		
Deposits with clearing organizations		(79,000)
Receivables from affiliates		146,899
Other assets		(6,280)
Accounts payable		11,064
Accrued expenses		1,914
Other liabilities		(10,081)
Net cash provided by operating activities		44,649
Net increase in cash and cash equivalents		44,649
Cash and cash equivalents:		
Beginning		824,294
Ending	$	868,943

See accompanying notes to financial statements.

PORTFOLIO BROKERAGE SERVICES, INC.

Notes to Financial Statements

December 31, 2015

(1) Nature of Business and Significant Accounting Policies

Portfolio Brokerage Services, Inc. (the Company or PBS) is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a wholly owned subsidiary of PMC International, Inc. (PMCI), which is a wholly owned subsidiary of Envestnet, Inc. (the Parent). The Company's primary business includes the execution of securities transactions for Portfolio Management Consultants, Inc. (PMC) and the facilitation of manager-directed transactions at various custodians where Envestnet Asset Management, Inc. (EAM) has established agreements. PMC and EAM are registered investment advisers under the Investment Advisers Act of 1940 and are wholly owned subsidiaries of PMCI and the Parent, respectively.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 (Customer Protection Rule) of the Securities and Exchange Commission (SEC) and, accordingly, is exempt from the remaining provisions of that rule, including the requirement to make the reserve computations and to disclose information relating to possession or control requirements under Rule 15c3-3. The Company is exempt from the provisions of SEC Rule 15c3-3 because it meets the conditions set forth in paragraph (k)(2)(i) of the Customer Protection Rule. The requirements of Paragraph (k)(2)(i) provide that a broker-dealer carry no margin accounts; promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer; does not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as Special Account for the Exclusive Benefit of Customers of the Company.

The following is a summary of the Company's significant accounting policies:

(a) *Accounting Policies*

The Company follows accounting standards established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition, results of operations and cash flows. References to Generally Accepted Accounting Principles (GAAP) in these footnotes are to the *FASB Accounting Standards Codification*, sometimes referred to as the Codification or ASC.

(b) *Use of Estimates*

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) *Cash and Cash Equivalents*

Cash and cash equivalents include highly liquid investments (see note 2) with an original maturity of three months or less at the time of purchase.

(d) *Revenue Recognition*

The brokerage fees and commissions are earned from PMC and EAM. Securities transactions and related fees and commissions are recorded on a trade-date basis as transactions occur.

(e) Income Taxes

The Company is included in the consolidated federal and state income tax returns filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. Deferred income taxes are provided using the liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences.

Temporary differences are the differences between reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of the change in tax laws and rates as of the date of enactment.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority.

(2) Fair Value Measurements

Management estimates the fair value of financial instruments recognized in the statement of financial condition (including cash and cash equivalents, receivables from affiliates, accounts payable, and other liabilities) approximate their fair value, as such financial instruments are either reported at fair value or are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

ASC 820-10, *Fair Value Measurements* establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. This guidance also addresses fair value of an instrument when the volume and level of activity for an asset or liability have decreased significantly and provides guidance for determining the concurrent weighting of the transaction price relative to fair value indications from other valuation techniques when estimating fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2 Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active; and

Level 3 Inputs that are unobservable.

(Continued)

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, and liquidity statistics, among other factors. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company assesses its financial instruments on a quarterly basis to determine their appropriate classification within the fair value hierarchy. Transfers between fair value classifications occur when there are changes in pricing observability levels. Transfers of financial instruments among the levels are deemed to occur at the end of the reporting period. There were no transfers between the Company's Level 1, Level 2 and Level 3 classified instruments during the year ended December 31, 2015.

The Company did not own any financial assets or liabilities that would be considered Level 3 within the fair value hierarchy as of or during the year ended December 31, 2015.

The Company periodically invests excess cash in money market funds. The fair values of the Company's investments in money market funds are based on the daily quoted market prices for the net asset value of the various money market funds and classified as Level 1 in the fair value hierarchy. As of December 31, 2015, money market funds, pledged as collateral, of $101,274 were included in cash and cash equivalents on the statement of financial condition.

(3) Deposits with Clearing Organizations

The Company maintains deposits with the Depository Trust Company (DTC) and National Securities Clearing Corporation (NSCC) of $14,194 and $501,000, respectively, which are included in deposits with clearing organizations on the statement of financial condition.

(4) Related Party Transactions

The Company has entered into two management service agreements with affiliated companies whereby such affiliates provide the Company with various services, including certain personnel, administrative, office rent and other operating expenses which are included in management fees, occupancy and equipment costs, and other expenses, in the statement of operations. The total expense incurred for such services amounted to $138,000 for the year ended December 31, 2015.

The Company has entered into brokerage service agreements with certain affiliates whereby the Company provides all securities brokerage services required with respect to the managed assets of the affiliates. For the year ended December 31, 2015, all of the brokerage fees and commissions earned resulted from these agreements. Additionally, as of December 31, 2015, receivables from affiliates in the amount of $345,413, primarily representing brokerage fees and commissions receivable related to these agreements.

(5) Income Taxes

For the year ended December 31, 2015, the components of the income tax benefit are summarized as follows:

Federal:	
Deferred tax benefit	(6,445)
State:	
Deferred tax benefit	(1,048)
	$ (7,493)

The Company files a consolidated tax return with the Parent. Due to the first in, first out utilization of NOLs, a portion of the Company's NOLs were utilized by another subsidiary of the consolidated group. The NOLs will begin expiring in 2021.

As of December 31, 2015, net deferred tax assets consist of the following:

Future deductible expenses and net operating loss carryforwards:	
Net operating loss carryforwards	$ 42,606
Future deductible expenses	8,567
Total deferred tax assets	51,173
Future taxable income arising from:	
Prepaid expenses	(12,346)
Total deferred tax liabilities	(12,346)
Net deferred tax assets	$ 38,827

The income tax expense or benefit differs from the income tax determined by applying the federal tax rate to pretax income for the year ended December 31, 2015, due to the following:

Tax provision, at federal statutory tax rate	34.0 %
State income taxes	1.7 %
Net income tax expense	35.7 %

(Continued)

The Company's tax returns for the years ended December 31, 2014, 2013 and 2012 remain open to examination by the Internal Revenue Service in their entirety. They also remain open with respect to state taxing jurisdictions. As of December 31, 2015, the Company has no uncertain tax positions, and accordingly, has not recorded a liability for the payment of interest or penalties.

(6) Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital of $1,175,794, which was $1,075,794 in excess of its required net capital of $100,000. At December 31, 2015, the Company's net capital ratio was .08 to 1.

(7) Off-Balance Sheet Risk, Commitments and Contingencies, and Concentration of Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. The Company's exposure to credit risk associated with nonperformance of the customers in fulfilling their contractual obligations pursuant to securities transactions can be directly affected by the volatile trading markets that may impair the customer's ability to satisfy their obligations to the Company.

The Company does not anticipate nonperformance by clients or counterparties in the preceding situations. If either a customer or a counterparty fail to perform, the Company may be required to discharge the obligation of the nonperforming party and, in such circumstances, the Company may sustain a loss. The Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty with which it conducts business.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains its cash accounts with creditworthy financial institutions. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. The Company had cash and cash equivalents at December 31, 2015, that exceeded the balance insured by the FDIC. The Company monitors such credit risk and has not experienced any losses related to such risks.

The Company is required to maintain cash in the amount of 40% of its collateral requirements as designated by the NSCC. As the amount of the Company's collateral requirement is $100,000, the corresponding cash requirement would be $40,000. The Company is in compliance with this requirement at December 31, 2015.

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing brokers, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company

(Continued)

could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Additionally, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligations under these indemnifications to be remote.

(8) Subsequent Events

The Company has performed an evaluation of subsequent events through February 26, 2016 which is the date the financial statements were available to be issued, and did not identify any subsequent events which would require adjustment to or disclosure in these financial statements.

Schedule I

PORTFOLIO BROKERAGE SERVICES, INC.

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1

December 31, 2015

Computation of net capital:		
Shareholder's equity	$	1,741,793
Deductions and or charges:		
Nonallowable assets:		
Receivables from affiliates	$	345,413
Money market funds held as collateral		101,274
Deferred tax assets		51,173
Other assets		68,139
Total nonallowable assets	$	565,999
Net capital	$	1,175,794
Minimum dollar net capital requirement		100,000
Excess net capital	$	1,075,794
Aggregate indebtedness:		
Accounts payable	$	13,847
Accrued expenses		39,994
Payable to clearing organizations		5,600
Other liabilities		35,282
Total aggregate indebtedness	$	94,723
Ratio of aggregate indebtedness to net capital		.08 to 1

Note: There are no material differences between the above computation and the Company's corresponding unaudited Form X-17A-5 as of December 31, 2015.

See accompanying report of independent registered public accounting firm.

Schedule II

PORTFOLIO BROKERAGE SERVICES, INC.

Computation for Determination of Customer Account Reserve and PAB Reserve Requirements under Rule 15c3-3

December 31, 2015

None, as the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof.

See accompanying report of independent registered public accounting firm.

Schedule III

PORTFOLIO BROKERAGE SERVICES, INC.

Information Relating to Possession or Control Requirements under Rule 15c3-3

December 31, 2015

None, as the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof.

See accompanying report of independent registered public accounting firm.



KPMG LLP
Aon Center
Suite 5500
200 East Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Shareholder
Portfolio Brokerage Services, Inc.:

We have reviewed management's statements, included in the accompanying Portfolio Brokerage Services, Inc.'s Exemption Report (the Exemption Report), in which (1) Portfolio Brokerage Services, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Chicago, Illinois
February 26, 2016



Portfolio Brokerage Services Incorporated

February 26, 2016

EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

Portfolio Brokerage Services, Inc. (the "Company" or "PBS") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's primary business includes the execution of securities transactions for Portfolio Management Consultants, Inc. ("PMC") and the facilitation of manager-directed transactions at various custodians on behalf of Envestnet Asset Management, Inc. ("EAM"). The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4).

To the best of its knowledge and belief, the Company states the following:

- Company is a broker-dealer registered with the SEC and FINRA.
- Company claimed an exemption under paragraph (k)(2)(i) of SEC Rule 15c3-3 for the fiscal year ended December 31, 2015.
- Company is exempt from the provisions of SEC Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(i) of the rule, of which, the identity of the specific conditions are as follows:

  The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Portfolio Brokerage Services, Inc."

- Company has met the identified exemption provisions in paragraph (k)(2)(i) of SEC Rule 15c3-3 throughout its most recent fiscal year, January 1, 2015 through December 31, 2015, without exception.



Portfolio Brokerage Services, Inc.
Name of Company

By: ______________________
Dale J. Seier

Title: Senior Vice President - Treasurer

1801 California St., 23rd Floor, Denver, Colorado 80202
Phone: 866/924-8913 303/824-8100 Fax: 303/824-8290